Filed by Wildfire New PubCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jack Creek Investment Corp.

Commission File No.: 001-39602

Date: September 15, 2022

De-SPAC Helps Fight Fire and Carbon From the Sky

By Bill Meagher

September 14, 2022 05:04 PM

UPDATED: Jack Creek Investment’s $869 million acquisition will help aerial firefighting company Bridger Aerospace battle wildfires, its CEO Tim Sheehy tells The Deal.

While Bridger Aerospace Group Holdings LLC is involved in a business combination with Jack Creek Investment Corp. (JCIC), much of its energy is dedicated to fighting wildfires, as it has planes for the purpose in the air over the Mosquito blaze in California’s Sierra Nevada foothills. The fire has been burning for a week, has torched 50,000 acres and threatened 6,000 homes. Containment is not expected until Oct.15.

Bozeman, Mt.-based Bridger operates a fleet of 20 planes that battle wildfires across the country by suppressing fires and mapping the blazes. Founded in 2014, the company has the ability to fight fires in all 50 states and carries federal contracts with the U.S. Department of Forestry, Department of the Interior, and the Bureau of Land Management.

In addition to the fleet of planes, Bridger also has an app, FireTrac, which provides almost real-time data to firefighters on the ground based on observations and data gathered in the air. The company sees potential in selling the app to the public as well as professionals since one third of the U.S. population lives in an area with possible impact from urban wildland interface.

The $869 million de-SPAC between Bridger and SPAC Jack Creek was announced last month. According to Bridger CEO Tim Sheehy , the company does not anticipate the involvement of a PIPE because of Spring and Summer 2022 financings in which Bridger picked up $300 million and $160 million in private and ESG bond financing. The bond capital is to be used in part to build two new plane hangers in Belgrade near Bozeman as well as the purchase of additional new SooperScooper firefighting planes, which are manufactured by De Haviland Aircraft of Canada. The SooperScooper can pick up 1,500 gallons of water in 1 minute from a fresh water source and deliver the load at an altitude as low as 50 feet. The planes cost approximately $32 million each.

Jack Creek is sponsored by New York-based KSH Capital LLP and went public January 26, 2021. The offering backed by JPMorgan Securities LLC and UBS Investment Bank raised $345 million, with $45 million of that total being oversubscribed. The SPAC’s original investment target was a company in the food and consumer products value chain.

So how did KSH wind up in a deal to acquire an aerial firefighting company? KSH did not respond to requests for comment. But as with many deals these days, it began with a personal conversation according to Sheehy, a former Navy SEAL who founded Bridger along with his brother Matt. While kicking around the idea of whether the company should consider going public, they began talking about SPACs. Not long after that conversation, Matt was talking with a friend, Jack Creek’s chairman, Jeffrey Kelter. Kelter has Montana roots and is a pilot himself.

According to Tim Sheey, the conversation grew into discussions about a deal that took place over the course of many months. Since Blackstone was a Bridger investor via its subsidiary Blackstone Group Tactical Opportunities LLC Advisors and had talked to the company about the possibility of eventually going public, Sheehy said that the investor was brought in for three- way discussions with Bridger and Jack Creek.

In an interview with The Deal, Sheehy said that Blackstone was supportive of the proposed transaction and will remain a Bridger investor following the deal’s closing, expected by the end of 2022, when Bridger expects to be listed on Nasdaq under the ticker BAER.

Sheehy is no stranger to dealmaking. Another company he began in Montana, Ascent Vision Technologies LLC, a company producing technology to aid intelligence, surveillance and reconnaissance using unmanned aircraft systems or drones, was sold to CACI International Inc. (CACI) for $350 million in 2020.

Bridger sees aviation firefighting as a growth industry, given global warming. A growing number of Americans live in places impacted by wildfire. And Sheehy pointed out that the traditional fire season is a thing of the past. “There was a wildfire in northern Montana at the border in December,” he said. “There was a huge fire outside Denver in January.”

Sheehy said that his company is fighting climate change each day by fighting fires not only to save lives and property, but also to keep more carbon out of the air.

The Jack Creek-Bridger business combination is the most recent illustration of an ESG deal in the SPAC sector.

According to a KPMG study, of the 292 business combinations announced between Jan. 1, 2020 and August 27, 2021, 65 were ESG focused. And the ESG deals performed better, delivering a 19.3% return vs. -1.1% for non-ESG deals.

While Bridger’s initial push following the closing of the deal will be in growing its plane fleet domestically, Sheehy said the company plans on doing some M&A and moving into the international market as well.

The current Bridger management team will continue to lead the company, with Sheehy, COO Darren Wilkens and Chief Investment Officer McAndrew Rudisill. The board will consist of chairman and SPAC CEO Kelter, with directors Robert Savage from Jack Creek, Sheehy, Rudisill and Matt Sheehy of Bridger, and Debra Coleman and Todd Hirsch of Blackstone.

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